EXHIBIT 99.1

Magal Completes the Acquisition of 100% of the Shares of E.S.C. BAZ
Manufacturer of Security Video Observation & Surveillance Systems

YEHUD, Israel – January 4th, 2021-- Magal Security Systems, Ltd. (NASDAQ GM: MAGS) today announced it has completed the acquisition of the entire share capital of E.S.C. BAZ Ltd. ("BAZ"), an Israeli-based company focused on the development and manufacturing of military-grade smart Security Video Observation and Surveillance systems. Magal exercised its option to acquire the remaining outstanding shares from BAZ’s founder and current General Manager, Benny Zviran.

Dror Sharon, CEO of Magal, commented, “Following our 2018 acquisition of 55% of BAZ’s shares, BAZ has continued to grow its business and successfully achieved the commercial and financial goals set by Magal. BAZ will continue to enable us to diversify our offerings, adding smart thermal camera-based solutions, which strengthen and broaden our portfolio of PIDS, state of the art video management systems and video analytics offerings.”

Mr. Sharon added, “Magal continues to explore potential acquisitions to broaden its offerings and addressable markets.”

Benny Zviran, General Manager of BAZ, commented, “Magal’s decision to complete the acquisition demonstrates its acknowledgment of BAZ’s technology and accomplishments, as well as respect for its team who achieved record high revenues in 2020 despite the hardships caused by the Covid-19 pandemic.”

About Magal Security Systems, LTD.

Magal is a leading international provider of comprehensive physical, video and access control security products and solutions, as well as site management. Over the past 45 years, Magal has delivered its products as well as tailor‐made security solutions and turnkey projects to hundreds of satisfied customers in over 80 countries ‐ under some of the most challenging conditions. Magal offers comprehensive integrated solutions for critical sites, managed by Fortis ‐ our, cutting‐edge physical security information management system (PSIM). The solutions leverage our broad portfolio of home‐grown PIDS (Perimeter Intrusion Detection Systems), Symphony ‐ our advanced VMS (Video Management Software) with native IVA (Intelligent Video Analytics) security solutions.

Forward Looking Statements

This press release contains forward-looking statements, which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission. In addition, and as mentioned in this press release, there is uncertainty about the spread of the Coronavirus and the impact it will have on the Company’s operations, the demand for Company’s products, global supply chains and economic activity in general.

For more information:
Magal Security Systems Ltd. Diane Hill, Assistant to the CEO +972-3-539-1421 dianeh@magal-s3.com www.magalsecurity.com	IR Contact: Brett Maas Managing Partner Hayden IR +1 646-536-7331 Brett@HaydenIR.com